EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 13, 2007, accompanying the financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the change in method of accounting for stock-based compensation as a result of adopting Statement of Financial Accounting Standards No. 123(R), "Share-based Payment", effective January 1, 2006) and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of 1st Century Bank, N.A. on Form 10-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statement of 1st Century Bank, N.A. on Form S-8 (Equity Incentive Plan, to be effective December 21, 2007).

/s/ Grant Thornton LLP

Woodland Hills, California
December 21, 2007